Exhibit (a)(5)(V)

Laboratory Corporation of America® Holdings Investor/Media Contact: Stephen Anderson – 336-436-5724 Company Information: www.labcorp.com

LabCorp Successfully Completes Acquisition of Orchid Cellmark Inc.

Burlington, NC, December 16, 2011 — Laboratory Corporation of America® Holdings (NYSE: LH) today announced the successful completion of the previously announced subsequent offering period for the cash tender offer by its wholly owned subsidiary, OCM Acquisition Corp. (“OCM”), for all outstanding shares of common stock of Orchid Cellmark Inc. (NASDAQ: ORCH) (“Orchid Cellmark”). As of 4:00 p.m., New York City time, on December 15, 2011, the expiration of the subsequent offering period, the depositary for the tender offer has advised LabCorp that stockholders of Orchid Cellmark validly tendered an additional 217,184 shares of Orchid Cellmark common stock during the subsequent offering period. OCM has accepted for payment all Orchid Cellmark shares validly tendered during the subsequent offering period, and the consideration for all such shares either has been paid or will be paid promptly. The shares acquired during the subsequent offering period in addition to the shares previously accepted for payment during the initial offering period represent an aggregate of 87.2 % of Orchid Cellmark’s currently outstanding shares of common stock.

LabCorp also announced that OCM exercised its top-up option pursuant to the terms of the previously announced agreement and plan of merger, as amended, entered into with Orchid Cellmark on April 5, 2011. The exercise of this top-up option allowed OCM to increase its share ownership percentage of Orchid Cellmark through the purchase of newly issued shares of Orchid Cellmark at the offer price. As a result, OCM acquired at least 90% of the outstanding shares of Orchid Cellmark, and OCM has effected as of December 15, 2011, a short-form merger with Orchid Cellmark without the need for a meeting of Orchid Cellmark’s stockholders, as permitted by the Delaware General Corporation Law. In the merger, each share not tendered and accepted for payment in the offer, other than those shares with respect to which the holders properly exercise appraisal rights and shares held by LabCorp or OCM, has been converted into the right to receive $2.80 in cash, without interest thereon and subject to applicable withholding taxes. As a result of the merger, Orchid Cellmark is a wholly owned subsidiary of LabCorp, and Orchid Cellmark’s shares will cease to be traded on the NASDAQ Global Market.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

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*	Genzyme Genetics and its logo are trademarks of Genzyme Corporation and used by Esoterix Genetic Laboratories, LLC, a wholly-owned subsidiary of LabCorp, under license. Esoterix Genetic Laboratories and LabCorp are operated independently from Genzyme Corporation.

Investors are cautioned that statements in this press release that are not strictly historical statements constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

Contacts:

Laboratory Corporation of America® Holdings

Investor/Media Contact:

Stephen Anderson, 336-436-5274

Company Information: www.labcorp.com